SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	January 14, 2008 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
Annual General Meeting (the “Meeting”) of Shareholders of
Shaw Communications Inc. (the “Issuer”)
January 10, 2008
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102
- Continuous Disclosure Obligations)
The following matters were voted upon by show of hands at the Meeting:

	Business		Outcome of Vote

1.	The election of the following sixteen nominees as directors of the Issuer:		Carried

	Adrian I. Burns	Harold A. Roozen
	George F. Galbraith	Jeffrey C. Royer
	Dr. Lynda Haverstock	Bradley S. Shaw
	Ronald V. Joyce	JR Shaw
	Gregg Keating	Jim Shaw
	Rt. Hon. Donald F. Mazankowski	JC Sparkman
	Michael W. O’Brien	Carl E. Vogel
	Paul K. Pew	Willard H. Yuill

2.	The appointment of Ernst & Young LLP as the auditors of the Issuer for the ensuing year		Carried

3.	The confirmation and approval of an amendment to By-Law 1A of the Corporation to allow it to be eligible for participation in the U.S. Direct Registration System		Carried
DATED the 11th day of January, 2008.

(signed)
Paul Bachand,
Assistant Corporate Secretary and Senior Counsel